Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Unless context otherwise requires, all references herein to “we,” “us,” “our” or the “Company” refer to MaxsMaking Inc. and its subsidiaries. The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our unaudited consolidated financial statements and related notes. In addition to historical consolidated financial information, the following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to these differences include those discussed below. All amounts included herein with respect to the six months ended April 30, 2026 and 2025 are derived from our unaudited consolidated financial statements included in this filing. Our financial statements are prepared in accordance with U.S. GAAP.

You can identify some of these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include statements relating to:

●	our dependence on introducing new products on a timely basis;

●	our dependence on growth in the demand for our products;

●	our ability to effectively manage inventories;

●	our ability to compete effectively;

●	our dependence on a small number of suppliers for a substantial portion of our supplies;

●	our dependence on a limited number of customers for a substantial portion of our revenues;

●	our ability to successfully manage our capacity expansion and allocation in response to changing industry and market conditions;

●	implementation of our expansion plans and our ability to obtain capital resources for our planned growth;

●	our ability to acquire sufficient raw materials and certain products and obtain equipment and services from our suppliers in suitable quantity and quality;

●	our dependence on key personnel;

Overview

We are a manufacturer of customized consumer goods with a strong focus on advanced technology and innovation. Our group consists of various subsidiaries that specialize in different aspects of our businesses, including digital production, software development, product design and brand management, online sales and international trade.

We commenced our operations through Shanghai Alliance Industry Co., Ltd. in 2007 under the leadership of our founders, Mr. Xiaozhong Lin and Ms. Xuefen Zhang, and have been operating our two digital production plants in China, located in Yiwu, Zhejiang Province and Zhumadian, Henan Province with an aggregate of 4,192 square meters. Our principal executive offices are located in Shanghai where we focus on software development, design and brand management. We seek to strengthen our market position by fostering our close collaborative relationships with customers, prioritizing the development of brand marketing and improving our small-batch customization capacity.

Recent Developments

On November 14, 2025, the SEC issued an Order of our A Shares for the 10-day period from November 17, 2025 to December 1, 2025. In the Order, the SEC raised questions regarding “potential manipulation [of] the securities of MAMK, which appear[ed] to be designed to artificially inflate the price and trading volume of the securities of MAMK.”

Following the expiration of the SEC’s temporary suspension, on December 2, 2025, Nasdaq halted trading in our A Shares pending requests for additional information from the Company. The Company is not aware of the sources of the trading activity that would have occasioned either the SEC’s temporary suspension of trading, or Nasdaq’s subsequent trading halt; neither the SEC nor Nasdaq has stated that the company has engaged in any wrongdoing. The Company is cooperating fully with all requests for information from the SEC and Nasdaq, and has responded timely to their requests for information.

On July 17, 2026, we received the Staff Determination from the Listing Qualifications Department of Nasdaq stating that Nasdaq had determined to delist our securities. Nasdaq stated that it was exercising its discretionary authority under Nasdaq Listing Rule IM-5101-4, which permits Nasdaq to delist a company based on the potential for one or more third parties to engage in misconduct affecting the company’s securities where the SEC has implemented a temporary trading suspension. Nasdaq stated that it believes the potential for third parties to manipulate a security’s price indicates that the security does not have sufficient liquidity to promote fair and orderly markets and that, based on those circumstances, delisting is consistent with the protection of investors and the public interest.

We have requested a hearing before an independent Hearings Panel (the “Panel”) pursuant to Nasdaq Listing Rule 5815. A timely hearing request will automatically stay any delisting or suspension action pending the Hearings Panel’s decision; however, our A Shares will remain subject to the existing trading halt pending the Hearings Panel’s decision. The hearing was held on August 27, 2026.

On October 7, 2026, the Company received a notice from Nasdaq (the “Panel Decision”) notifying the Company that the Panel had determined to deny the Company’s request to reinstate trading on Nasdaq and to delist the Company’s securities. The Panel based its decision principally on trading activity indicative of potential manipulation and the Company’s failure to demonstrate sufficient liquidity to support a fair and orderly market. The Panel concluded that given the history of the trading in the Company’s securities, and the fact that only 10% of all outstanding shares are held by public investors, the risk of manipulation, or attempted manipulation, is too high to warrant lifting of the trading halt and the Panel agreed that the Company’s security lacks sufficient public float, investor base, or trading interest to support the depth and liquidity necessary to maintain a fair and orderly market. Trading in the Company’s securities was suspended by the Securities and Exchange Commission from November 17, 2025 to December 1, 2025, and thereafter, trading was halted on Nasdaq since December 2, 2025.

The Company has requested that the Nasdaq Listing and Hearing Review Council review the Panel Decision pursuant to Nasdaq Listing Rule 5820. A request for review by the Listing and Hearing Review Council does not stay the suspension of trading in the Company’s securities.

On April 20, 2026, the Company announced that it is expanding its business presence in North America. Its wholly-owned U.S. subsidiary, MaxsMaking USA INC, established in California in September 2024, will support the Company’s operations in the region and overseas market expansion. MaxsMaking USA INC is expected to gradually assume localized functions including product development, brand operations, and after-sales services. Together with the Company’s headquarters in China, its U.S. subsidiary intends to support coordination across product development, production and sales. The Company is also actively advancing the development and market promotion of its proprietary brand, OCEBGO, in the United States. Products under this brand were launched in the U.S. market in early 2026, forming part of its efforts to strategically transition from product sales to brand based operations in the overseas markets.

On August 25, 2026, ThriveNova Inc. and OptimaForge Inc., the Company’s major shareholders, agreed to redesignate an aggregate of 7,425,000 B shares held by them as 7,425,000 A shares, which redesignation was approved by the Company’s board of directors on the same day. Following the redesignation, the Company had 16,625,000 A shares issued and outstanding and no B shares outstanding as of October 1, 2026.

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On September 28, 2026, at the Company’s extraordinary general meeting, shareholders approved (i) the amendment and restatement of the Company’s Memorandum and Articles of Association to remove the B shares and related provisions and provide for a single class of authorized A shares and (ii) the continuation of the Company from the British Virgin Islands to the State of Delaware and its re-domestication as a Delaware corporation, and authorized the Company’s directors to implement the re-domestication on such terms and at such time as they deem appropriate.

Key Factors Affecting Our Results of Operations

Our business and results of operations are affected by a number of general factors that impact our industry including, among others, economic, political and social conditions in the PRC, raw material costs, and the competitive environment. Unfavorable changes in any of these general factors could adversely affect demand for our products and materially and adversely affect our results of operations.

While our business is influenced by these general factors, our results of operations are more directly affected by the following company-specific factors.

Our ability to increase small batch customization orders

For a manufacturer specializing in customized goods, the increase in small batch customization orders is an important driver for business growth and profit acquisition. Our sales revenue is directly influenced by customer decisions regarding the adoption of small batch or large batch customization procurement. Therefore, it is critical to not only be able to attract more small batch customization customers but also to maintain flexibility in production plans. Our ability to adapt to fluctuations in order volume and meet unstable demands ensures a responsive approach. Continuous monitoring over market trends and quick adjustments to production plans further enable us to meet customer needs while minimizing inventory backlog or avoiding insufficient production.

Our ability to expand our product offering

In the realm of customized goods manufacturing, the design and development of new products hold profound significance. The visual appeal, color schemes, and styles of newly introduced products play a pivotal role in determining customer preferences and their likelihood to place orders. The quantity and expediency of new product offering also directly impact customer loyalty and the potential for repeat purchases across various product categories. This underscores the importance of a proactive approach to designing and launching new products, enhancing the company’s engagement with customers.

Our ability to effectively manage our supply chain

The efficacy of our supply chain management is paramount to our operations. As a manufacturer specializing in personalized goods, the establishment and maintenance of a reliable supply chain are imperative. We have focused on cultivating stable and trustworthy relationships with our suppliers and engaged in diligent oversight of the raw material supply chain to ensure the punctual receipt of materials. In addition to supplies, we also strive to ensure the timely fulfilment and delivery of our products to customers. Any failure to effectively manage our supply chain may adversely impact our results of operations.

Our ability to manage our operating expenses and control costs

Our results of operations depend in part on our ability to manage our operating expenses, including fulfillment expenses, sales and marketing expenses, general and administrative expenses and research and development expenses. We expect our operating expenses to increase in absolute amounts in the foreseeable future as we keep growing our business and hire more personnel. We will continue our initiatives to optimize our operating expenses. As our business scale grows, we believe we will have more operating leverage on our operating expenses.

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Results of Operations

Six months ended April 30, 2026, compared to Six months ended April 30, 2025

The following table sets forth a summary of our consolidated results of operations for the six months ended April 30, 2026 and 2025 indicated. This information should be read together with our consolidated financial statements and related notes included elsewhere in this filing. The operating results in any period are not necessarily indicative of the results that may be expected for any future period.

	For The Six Months Ended April 30,		Change
	2026	2025	Amount	%
Revenue	$14,016,957	$12,404,234	$1,612,723	13.00%
Cost of sales	(12,328,151)	(11,061,783)	(1,266,368)	11.45%
Gross profit	1,688,806	1,342,451	346,355	25.80%

Operating expenses
Selling expenses	(208,312)	(293,041)	84,729	(28.91)%
General and administrative expenses	(417,892)	(416,039)	(1,853)	0.45%
Research and development expenses	(407,437)	(458,025)	50,588	(11.04)%
Total operating expenses	(1,033,641)	(1,167,105)	133,464	(11.44)%
Income from operations	655,165	175,346	479,819	273.64%

Other Income (Expense)
Interest income	34	135	(101)	(74.81)%
Interest expense	(88,584)	(84,275)	(4,309)	5.11%
Other income, net	29,131	42,771	(13,640)	(31.89)%
Other expense, net	(29,702)	(17,126)	(12,576)	73.43%
Exchange gain (loss)	(1,957)	57,949	(59,906)	(103.38)%
Total other expense, net	(91,078)	(546)	(90,532)	16,581%
Income before income tax provision	564,087	174,800	389,287	222.70%
Income tax benefit	43,841	370	43,471	11,749%
Net income	607,928	175,170	432,758	247.05%

Revenue

Our revenue is reported net of all value added taxes (“VAT”). We generate revenue primarily from sales of customized backpacks, shopping bags, aprons, tablecloths, and other consumer goods.

The following table sets forth the breakdown of our revenues by geography for the periods indicated.

	For The Six Months Ended April 30, 2026		For The Six Months Ended April 30, 2025		Change
Country/Region	Sales Amount	As % of Sales	Sales Amount	As % of Sales	Amount	%
Mainland China	$11,148,475	79.54%	$11,513,301	92.82%	$(364,826)	(3.17)%
Asia	195,971	1.40%	317,784	2.56%	(121,813)	(38.33)%
North America	2,118,263	15.11%	59,069	0.48%	2,059,194	3,486.08%
Europe	520,380	3.71%	427,115	3.44%	93,265	21.84%
Oceania	-	0.00%	39,715	0.32%	(39,715)	(100.00)%
South America	33,868	0.24%	11,634	0.09%	22,234	191.11%
Africa	-	0.00%	35,616	0.29%	(35,616)	(100.00)%
Total	$14,016,957	100.00%	$12,404,234	100.00%	$1,612,723	13.00%

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Compared with the six months ended April 30, 2025, revenue increased by approximately $1.61 million, or 13%, for the six months ended April 30, 2026. The revenue growth was primarily driven by an approximately $2.05 million increase in sales in North America, partially offset by a $0.36 million decrease in sales in Mainland China and a $0.12 million decrease in sales in Asia.

The main reason for the increase in sales revenue in the six months ended April 30, 2026 compared to the six months ended April 30, 2025 was the increase in demand for orders in North America and Europe.

Cost of Revenues

Our cost of revenue consists primarily of (i) cost of materials, (ii) sale taxes and additional surcharges, (iii) labor costs, production overhead and (iv) other costs related to the business operation.

Cost of revenue increased by approximately 11.45% from approximately $11.06 million for the six months ended April 30, 2025 to approximately $12.32 million for the six months ended April 30, 2026. This change was primarily driven by the 13% growth in Revenue.

Gross Profit and Gross Profit Margin

Gross profit represents our revenue less cost of revenue. Our gross profit margin represents our gross profit as a percentage of our revenue. For the six months ended April 30, 2026 and 2025, gross profit was approximately $1.68 million and approximately $1.34 million, respectively, and gross profit margin was 12.05% and 10.82%, respectively. The increase in gross profit margin was primarily attributable to higher sales volume in North America and higher selling prices for North American sales.

Operating Expenses

The following table sets forth the breakdown of our operating expenses for the six months ended April 30, 2026 and 2025.

	For The Six Months Ended April 30,		Change
	2026	2025	Amount	%
Selling expenses	$(208,312)	$(293,041)	$84,729	(28.91)%
General and administrative expenses	(417,892)	(416,039)	(1,853)	0.45%
Research and development expenses	(407,437)	(458,025)	50,588	(11.04)%
Total operating expenses	$(1,033,641)	$(1,167,105)	$133,464	(11.44)%

Selling Expenses

Selling expenses mainly consist of (i) salaries and benefits of sales and marketing staff (ii) traveling costs of sales and marketing staff, (iii) freight and vehicle expenses, and (iv) others, such as office costs and lease payment for sales office.

Our selling expenses decreased by $85 thousands, or 28.91% for the six months ended April 30, 2026, compared to April 30, 2025. The decrease was primarily attributable to a change in our sales strategy. We no longer seek to drive revenue growth through low-margin sales and have instead refined our customer selection criteria to focus on higher-quality customers and prioritize sales with more attractive margins.

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General and Administrative Expenses

General and administrative expenses mainly consist of (i) salaries and benefits for our administrative personnel; (ii) professional fees, which primarily include legal, accounting and consulting fees we paid in connection with our IPO; (iii) lease expenses relating to leased properties used for administrative purposes; (iv) utilities for administrative purposes; (v) entertainment expenses used for business operation; (vi) bad debt and fixed assets depreciation (vii) others, which primarily include freight, traveling, conference expenses, and other miscellaneous expenses for administrative purposes.

Our general and administrative expenses increased by approximately $1,853, or 0.45% from approximately $ 416 thousands for the six months ended April 30, 2025 to approximately $ 418 thousands for the six months ended April 30, 2026.

Research and Development Expenses

Research and development expenses mainly comprise cost of materials used for experiment, employee costs and other daily expenses related to research and development activities.

Our research and development expenses decreased by approximately $50 thousands, or 11.04% from approximately $458 thousands for the six months ended April 30, 2025 to approximately $407 thousands for the six months ended April 30, 2026, which was primarily attributable to reduced R&D investments to meet customer needs.

Other Income (Expenses)

Other income (expenses) primarily consists of: (i) government subsidies provided as incentives from the PRC local government to encourage the expansion of local business; (ii) penalties, overdue fee and other operating related losses; (iii) interest income on bank deposits, interest expense on short-term bank borrowings, interest expense on lease liabilities, which is non-cash and calculated as the difference between lease payments and the net present value of the lease payment over the entire term of the lease; and (iv) foreign exchange gains or losses.

Our total other expense increased by 16,581% from the approximately $0.5 thousands to approximately $91 thousand primarily due to an increase about $60 thousands in foreign exchange loss due to currency fluctuations.

Income Tax Expenses

British Virgin Islands (“BVI”)

The Company is incorporated in the BVI Islands. Under the current laws of the BVI, these entities are not subject to income or capital gains taxes. In addition, dividend payments are not subject to withholdings tax in the BVI.

Hong Kong

In accordance with the relevant tax laws and regulations of Hong Kong, a company registered in Hong Kong is subject to income taxes within Hong Kong at the applicable tax rate on taxable income. From the year of assessment of 2018/2019 onwards, Hong Kong profit tax rates are 8.25% on assessable profits up to HK$2,000,000, and 16.5% on any part of assessable profits over HK$2,000,000.

PRC

Generally, the Company’s PRC subsidiaries that are considered PRC resident enterprises under PRC tax law, are subject to enterprise income tax at a rate of 25% on their worldwide taxable income as determined under PRC tax laws and accounting standards.

In accordance with the implementation rules of Enterprise Income Tax Laws of the PRC (the “EIT Laws”), a qualified “High and New Technology Enterprise” (“HNTE”) is eligible for a preferential tax rate of 15%. The HNTE certificate is effective for a period of three years. An entity could re-apply for the HNTE certificate when the prior certificate expires. The Company’s subsidiaries, Zhejiang Alliance and Shanghai Lvzao, were each qualified as a HNTE for the periods from 2025 to 2027 and from 2024 to 2026, respectively.

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In addition, in accordance with Announcement on Corporate Income Tax Policies for Promoting High-quality Development of Integrated Circuit Industry and Software Industry, promulgated on December 11, 2020 and effective on January 1, 2020, an entity recognized as the “Software Enterprise” will be exempted from corporate income tax for the first two years after making profits and will be subject to corporate income tax at a tax rate of 12.5% (half of the statutory corporate income tax rate of 25%) for the third to fifth years. The Company’s subsidiary, Shanghai Lvzao, was recognized as the “Software Enterprise” from May 30, 2022 to May 29, 2023 and from May 30, 2023 to May 29, 2024, and started making profits from January 2023, and thus was exempted from corporate income tax in the year of 2023 and 2024, and will be subject to corporate income tax at the rate of 12.5% from the year of 2025 to 2027.

For the six months ended April 30, 2026 and 2025, our total income tax represented a tax benefit of $43,841 and $370, respectively, representing an increase of 11,749%. The significant percentage increase in tax benefit was primarily attributable to an increase in deferred tax assets recognized in respect of tax loss carryforwards.

Net Income

For the six months ended April 30, 2026 and 2025, our net income was approximately $607,928 and $175,170, respectively, representing an increase of $432,758. The increase in net income was primarily attributable to higher gross profit, partially offset by an increase in net interest expense and other net expenses. Gross profit rose mainly due to higher average selling prices for sales by Maxsmaking USA in North America. Meanwhile, total operating expenses decreased, driven by lower sales and marketing and research and development expenses. The Company also recognized a larger income tax benefit for the current period, mainly due to preferential tax treatments in the PRC. Collectively, these factors drove the growth in net income for the period.

Liquidity and Capital Resources

As of April 30, 2026, we had approximately $74 thousands in cash. Our cash primarily consists of cash in bank and cash on hand. Our principal source of cash came from our operation, capital contributions, bank loans, proceeds from our IPO and loans from related parties or third parties. Most of our cash resources were used to pay for the procurement of raw materials, purchase of equipment and property, payroll and operating expenses. Currently, we are working to improve our liquidity and capital sources primarily through cash flows from operation, debt financing, and financial support from our principal shareholders or investors. To the extent that current and anticipated future sources of liquidity are insufficient to fund our future business activities and requirements, we may be required to seek additional equity or debt financing. The sale of additional equity would result in additional dilution to our shareholders. The incurrence of debt financing would result in debt service obligations and the instruments governing such debt could provide for operating and financing covenants that would restrict our operations. There can be no assurances that we will be able to raise additional capital. If we are unable to raise additional capital when required, or if we cannot expand our operations or otherwise capitalize on our business opportunities because we lack sufficient capital, our business, results of operations, financial condition, and cash flows would be adversely affected.

Indebtedness. As of April 30, 2026, we had outstanding short-term bank loans of approximately $3.42 million, consisting of $1,136,562 from Ningbo Bank at a fixed annual interest rate of 3.4% to 3.6%, $859,707 from Zhejiang Yiwu Rural Commercial Bank at a fixed annual interest rate of 5.5%, $728,566 from Bank of Communications at a fixed annual interest rate of 3.3%, $218,570 from Zhejiang Mintai Commercial Bank at a fixed annual interest rate of 4.5%, and $480,853 from China Construction Bank at a fixed annual interest rate of 2.55%. We had outstanding long-term bank loans of approximately $2.15 million, including $1.45 million from Zhejiang Yiwu Rural Commercial Bank at a fixed annual interest rate of 3.5%, $0.13 million from China Construction Bank at a fixed annual interest rate of 3.9%, and $0.57 million from Bank of China at a fixed annual interest rate of 2.9%. Besides the above loans, we did not have any other debts, finance leases or purchase commitments, guarantees or other material contingent liabilities.

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Working Capital. Total working capital as of April 30, 2026 amounted to approximately $13.86 million, compared to approximately $14.65 million as of October 31, 2025.

Cash Flows

The following table sets forth a summary of our cash flows for the periods indicated:

	For The Six Months Ended April 30,
	2026	2025
Net cash (used in)/provided by operating activities	$(1,276,656)	$846,926
Net cash used in investing activities	-	(53,810)
Net cash provided by/(used in) financing activities	1,225,940	(781,442)
Effect of exchange rate changes on cash held in foreign currencies	2,599	(492)
Net (decrease)/increase in cash	(48,117)	11,182
Cash at beginning of the year	122,381	174,825
Cash at end of the year	$74,264	$186,007

Operating Activities

For the six months ended April 30, 2026, our net cash used in operating activities was approximately $1.277 million, compared with approximately $0.847 million net cash provided by operating activities for the six months ended April 30, 2025. This change was primarily attributable to changes in accounts receivable, prepayments and other current assets of approximately $4.40 million and $3.93 million, respectively. These impacts were largely offset by (i) a decrease in inventory of approximately $4.30 million; and (ii) an increase in contract liabilities of $1.89 million.

Investing Activities

For the six months ended April 30, 2026, our net cash used in investing activities was nil.

For the six months ended April 30, 2025, our net cash used in investing activities was $ 53,810, which was attributable to purchases of property and equipment.

Financing Activities

For the six months ended April 30, 2026, net cash provided by financing activities was approximately $1.226 million. This amount was primarily attributable to (i) proceeds from bank borrowings of approximately $3.09 million and (ii) proceeds from third-party borrowings of $62,000. Such inflows were partially offset by (i) repayments of bank borrowings of approximately $1.723 million and (ii) repayments of third-party borrowings of approximately $0.207 million.

For the six months ended April 30, 2025, our net cash used in financing activities was approximately $0.78 million, which attributable to (i) proceeds from bank of approximately $0.12 million; partially offset by (i) repayments of borrowings bank of approximately $0.65 million; and (ii) repayments of borrowings to third parties of approximately $0.25 million.

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Contractual Obligations

The following table sets forth our contractual obligations as of April 30, 2026:

Contractual obligations	Total	Less than 1 year	1 to 2 years	2 to 3 years	3 to 4 years
Short-term bank loans(1)	$3,424,258	$3,424,258	—	—	—
Operating lease obligations(2)	100,336	52,210	16,042	16,042	16,042
Long-term bank loans(3)	2,154,835	1,449,846	704,989	—	—
Total	$5,679,429	$4,926,314	$721,031	16,042	16,042

(1)	As of April 30, 2026, the Company had outstanding short-term bank loans of approximately $3.42 million (see Note 9 of the consolidated financial statements for details).

(2)	As of April 30, 2026, the Company had operating lease commitment of approximately $0.10 million (see Note 8 of the consolidated financial statements for details).

(3)	As of April 30, 2026, the Company had outstanding long-term bank loans of approximately $2.15 million (see Note 13 of the consolidated financial statements for details).

Other than as shown above, we did not have any significant capital and other commitments, long-term obligations, or guarantees as of April 30, 2026.

Off-Balance Sheet Arrangements

We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. Moreover, we do not have any variable interest in any unconsolidated entity that we provide financing, liquidity, market risk or credit support to or engages in hedging or research and development services with us.

Holding Company Structure

MaxsMaking is a holding company with no material operations of its own. We conduct our operations primarily through our PRC subsidiaries in China. As a result, our ability to pay dividends depends upon dividends paid by our PRC subsidiaries. If our existing PRC subsidiaries or any newly formed ones incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our wholly foreign-owned subsidiary in China is permitted to pay dividends to us only out of its retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, each of our PRC subsidiaries in China is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of their registered capital. In addition, our wholly foreign-owned subsidiary in China may allocate a portion of its after-tax profits based on PRC accounting standards to enterprise expansion funds and staff bonus and welfare funds at its discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by SAFE. Our PRC subsidiaries have not paid dividends and will not be able to pay dividends until they generate accumulated profits and meet the requirements for statutory reserve funds.

Trend Information

Other than as disclosed elsewhere in this filing, we are not aware of any trends, uncertainties, demands, commitments or events for the six months ended April 30, 2026 that are reasonably likely to have a material adverse effect on our total revenues, profitability, liquidity, or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

Critical Accounting Policies and Estimates

The discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with U.S. GAAP. The preparation of these consolidated financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses. Significant estimates required to be made by management include, but are not limited to, the allowance for expected credit loss of account receivable, inventories obsolescence, the impairment of long-lived assets, valuation allowance of deferred tax assets. We evaluate our estimates on an ongoing basis, including those related to revenue recognition and income taxes. We base our estimates on our historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making the judgments we make about the carrying values of our assets and liabilities that are not readily apparent from other sources. Because these estimates can vary depending on the situation, actual results may differ from the estimates.

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The critical accounting policies summarized in this section are discussed in further detail in the notes to our consolidated financial statements appearing elsewhere in this filing. Management believes that the application of these policies on a consistent basis enables us to provide useful and reliable financial information about our operating results and financial condition.

Revenue Recognition

ASC 606, Revenue from Contracts with customers, establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity’s contracts to provide goods or services to customers. The core principle requires an entity to recognize revenue to depict the transfer of goods or services to customers in an amount that reflects the consideration that it expects to be entitled to receive in exchange for those goods or services recognized as performance obligations are satisfied.

ASC 606 requires the use of a five-step model to recognize revenue from customer contracts. The five-step model requires that the Company (i) identify the contract with the customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, including variable consideration to the extent that it is probable that a significant future reversal will not occur, (iv) allocate the transaction price to the respective performance obligations in the contract, and (v) recognize revenue when (or as) the Company satisfies the performance obligation. The application of the five-step model to the revenue streams compared to the prior guidance did not result in significant changes in the way the Company records its revenue. The Company has assessed the impact of the guidance by reviewing its existing customer contracts and current accounting policies and practices to identify differences that would result from applying the new requirements, including the evaluation of its performance obligations, transaction price, customer payments, transfer of control and principal versus agent considerations. Based on the assessment, the Company concluded that there was no change to the timing and pattern of revenue recognition for its current revenue streams.

In accordance to ASC 606, the Company recognizes revenue when it transfers its goods and services to customers in an amount that reflects the consideration to which the Company expects to be entitled in such exchange. The Company accounts for the revenue generated from sales of its products on a gross basis as the Company is acting as a principal in these transactions, is subject to inventory risk, has latitude in establishing prices, and is responsible for fulfilling the promise to provide customers the specified goods, which the Company has control of the goods and has the ability to direct the use of goods to obtain substantially all the benefits. All of the Company’s contracts have one single performance obligation as the promise is to transfer the individual goods to customers, and there is no separately identifiable other promises in the contracts. The Company offers customer warranty of 30 days for defective products that is beyond contemplated defective rate mutually agreed in contract with customers normally. The Company analyzed historical refund claims for defective products and concluded that they have been immaterial. The Company’s revenue streams are recognized at a point in time when title and risk of loss passes and the customer accepts the goods, which generally occurs at receipt. Revenue is reported net of all value added taxes (“VAT”).

Revenue is recognized when control of the product is transferred to the customer (i.e., when the Company’s performance obligation is satisfied at a point in time when the control of the products have been transferred to customers for both domestic sales and international sales. The transfer of control is considered complete when products have been accepted and received by customers. Prices are determined based on negotiations with the Company’s customers and are not subject to adjustment. In the normal course of business, the Company’s products are sold with no right of return unless the item is defective. As a result, the Company expects returns to be minimal.

Accounts receivables, net

Accounts receivables are recognized and carried at original invoiced amount less an estimated allowance for expected credit losses. The Company usually grants credit to customers with good credit standing with a maximum of 360 days and determines the allowance for expected credit loss based on individual account analysis and historical collection trends. The allowance is based on management’s best estimates of specific losses on individual exposures, as well as a provision on historical trends of collections. Actual amounts received may differ from management’s estimate of credit worthiness and the economic environment. Delinquent account balances are written-off against the allowance for doubtful accounts after management has determined that the likelihood of collection is not probable.

Inventories, net

Inventories are stated at the lower of cost or net realizable value. Costs include the cost of raw materials, freight, direct labor and related production overhead. The cost of inventories is calculated using the weighted average method. Any excess of the cost over the net realizable value of each item of inventories is recognized as a provision for diminution in the value of inventories. Net realizable value is the estimated selling price in the normal course of business less any costs to complete and sell products. Allowances for obsolescence are also assessed based on expiration dates, as applicable, taking into consideration historical and expected future product sales.

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